SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2 (B)

                                (Amendment No. )*

                             STUDENT ADVANTAGE, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   86386Q 10 5
                                 (CUSIP Number)



                                  JUNE 23, 1999
             (Date of Event Which Requires Filing of this Statement)



        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [   ] Rule 13d-1(b)

                              [   ] Rule 13d-1(c)

                              [ X ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  86386Q 10 5

1.  NAMES OF REPORTING PERSONS:  MARC TURTLETAUB
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)[  ]
    (b)[  ]

3.  SEC USE ONLY:

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.  SOLE VOTING POWER:               3,750,000

6.  SHARED VOTING POWER:

7.  SOLE DISPOSITIVE POWER:          3,750,000

8.  SHARED DISPOSITIVE POWER:

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,750,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES: [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  10.8%

12.  TYPE OF REPORTING PERSON:  IN

Item 1(a).  Name of Issuer:

                           STUDENT ADVANTAGE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                           280 SUMMER STREET
                           BOSTON, MASSACHUSETTS 02210

Item 2(a).  Name of Person Filing:

                           MARC TURTLETAUB

Item 2(b).  Address of Principal Business Office or, if None,
Residence:

                           7418 ALEXANDER COURT
                           FAIR OAKS, CA 95628

Item 2(c).  Citizenship:

                           UNITED STATES

Item 2(d).  Title of Class of Securities:

                           COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).  CUSIP Number:

                                   86386Q 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with Rule 13d- 1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box.
               [   ].

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 3,750,000.

          (b)  Percent of class: 10.8%.

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote 3,750,000.

               (ii)  Shared power to vote or to direct the vote ______.

               (iii) Sole power to dispose or to direct the disposition of
                     3,750,000.

               (iv)  Shared power to dispose or to direct the disposition of
                     ________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d- 3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person:

     NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

     NOT APPLICABLE

Item 9. Notice of Dissolution of Group:

     NOT APPLICABLE

Item 10.  Certifications.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /S/ MARC TURTLETAUB
                                    ------------------------
                                    Marc Turtletaub